UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number: 001-31913

NOVAGOLD RESOURCES INC.
(Translation of registrant's name into English)

Suite 2300 – 200 Granville Street, PO Box 24
Vancouver, BC Canada V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Financial Statements and Management’s Discussion & Analysis for the Period Ended August 31, 2010 (PDF Version)

99.1	Consolidated Financial Statements for the Period Ended August 31, 2010

99.2	Management’s Discussion & Analysis for the Period Ended August 31, 2010

99.3	Form 52-109F2 - Certification of interim filings

99.4	Form 52-109F2 - Certification of interim filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaGold Resources Inc.
(Registrant)

Date: October 14, 2010	By:	/s/ Rhylin Bailie
Rhylin Bailie

	Title:	Director, Communications & Investor Relations